EXHIBIT 11.1

COMPUTATION OF EARNINGS PER SHARE

				Six Months Ended
	Year Ended December 31,			June 30,

				Predecessor	Predecessor	Successor
				Company	Company	Company
				January 1, 2002	January 1, 2003 to	April 1,2003 to
	2000	2001	2002	to June 30, 2002	March 31, 2003	June 30, 2003

Computation of Earnings Per Share (1):
Net (loss) income	$(154,141)	$(715,255)	$(204,515)	$(144,107)	$731,066	$22,246
Weighted Average number of common shares outstanding (basic and diluted)	88,534	91,429	91,429	91,429	91,429	10,000
Net (loss) income per common share (basic and diluted)	$(1.74))	$(7.82)	$(2.24))	$(1.58)	$8.00	$2.22

     (1) Outstanding options are not considered as their effect is antidilutive for all periods presented.